UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Gunther International, Ltd.

(Name of Issuer)

Common Stock, no par value $.001 per share

(Title of Class of Securities)

403203 10 2

(CUSIP Number)

Thomas J. Tisch
667 Madison Ave.
New York, NY 10021
(212) 521-2927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP No.      403203 10 2                        Page    2    of    10    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Thomas J. Tisch

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              -0-

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     4,854,246
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      3,479,166.5
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,854,246

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            71.0%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

CUSIP No.      403203 10 2                        Page    3    of    10    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Robert Spiegel

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              -0-

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     4,854,246
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      576,857
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,854,246

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            71.0%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

CUSIP No.      403203 10 2                        Page    4    of    10    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Thomas M. Steinberg

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              -0-

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     4,854,246
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      31,776
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,854,246

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            71.0%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

          This Amendment No. 7 amends and supplements the statement on Schedule 13D previously filed with the Securities and Exchange Commission by Gunther Partners, LLC, Four Partners and Four-Fourteen Partners, LLC with respect to the Common Stock of Gunther International, Ltd. (the “Company”) in order to reflect the purchase of 919,568.5 shares of Common Stock by Gunther Partners, LLC from the Estate of Harold S. Geneen (the “Geneen Estate”) pursuant to the Recapitalization Agreement referred to in Item 6. Except as amended herein, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 2.	Identity and Background.

         Item 2 is restated to read as follows:

         This statement is filed by Thomas J. Tisch, Robert Spiegel and Thomas M. Steinberg (the “Reporting Persons”), each of whom is a United States citizen.

         The business address of Thomas J. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Managing Partner of FLF Associates and Manager of Four Partners, Four-Fourteen Partners, LLC and Gunther Partners, LLC (entities engaged in investment activities), 667 Madison Avenue, New York, N.Y. 10021.

         The residence address of Robert Spiegel is 19850 Beach Road, Tequesta, Florida 33469. His present principal occupation or employment is a private investor. Prior to May 1995, he was the Chairman and President of RJR Drug Distributors (retail drug stores).

         The business address of Thomas M. Steinberg is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: President, Tisch Financial Management (manages investments and provides services to members of the Tisch family), 667 Madison Avenue, New York, N.Y. 10021.

         During the five years preceding the filing of this statement, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         Because of family and business relationships among the Reporting Persons, they are filing jointly as if they constitute a group solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder, and each Reporting Person disclaims beneficial

Page 5 of 10 Pages

ownership of any shares of Common Stock owned by any other Reporting Person except to the extent that beneficial ownership is expressly reported herein.

Item 3.	Source and Amount of Funds or Other Consideration.

         The source of the $137,935 that will be used by Gunther Partners, LLC to purchase 919,568.5 shares of Common Stock from the Geneen Estate on or prior to July 25, 2001 will be working capital of Gunther Partners, LLC.

Item 5.	Interest in Securities of the Issuer.

          As of the date of this statement, the aggregate number and percentage of the outstanding Common Stock (based upon a total 4,291,769 shares as of June 8, 2001, as reported in the Company’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2001) held by those indicated below was as follows:

                                                   Shares Issuable
                                    Shares Held     Upon Exercise                Percent
Name of Holder                       Currently      of Warrants*        Total    of Class

Gunther Partners, LLC (1)            919,568.5               0        919,568.5    21.4%

Four-Fourteen Partners, LLC (2)      494,189         2,065,409      2,559,598      40.3

Robert Spiegel (3)                   117,000           381,306        498,306      10.7

Richard Spiegel 1987 Trust (4)        15,000            63,551         78,551       1.8

Thomas M. Steinberg (5)                    0            31,776         31,776        .7

Gerald H. Newman (6)                 766,446.5               0        766,446.5    17.9
                                     ---------       ---------      -----------

     Total..................       2,312,204.0       2,542,042      4,854,246.0    71.0

*	On October 2, 1998 the Company issued to Gunther Partners, LLC warrants exercisable between January 1, 1999 and October 1, 2003 at $1.50 per share (subject to adjustment in the event of any stock dividend or distribution, stock split, combination or reclassification) to purchase a number of shares of Common Stock equal to 35% of the pro forma, fully diluted number of shares outstanding after including (i) all Common Stock issued and outstanding on the date of exercise, (ii) all Common Stock issuable upon the exercise of any then exercisable rights, options or warrants to purchase Common Stock and (iii) all Common Stock issuable upon the conversion of any securities then convertible into Common Stock, but excluding (x) Common Stock issued after October 2, 1998 in a bona fide public offering registered under the Securities Act of 1933 or (y) Common Stock issuable upon the exercise of warrants issued in connection with the Company's initial public offering consummated on December 20, 1993, all of which have subsequently expired. On November 17, 1998,

Page 6 of 10 Pages

Gunther Partners, LLC distributed these warrants to its members, consisting of Four-Fourteen Partners, LLC, Robert Spiegel, Richard Spiegel 1987 Trust and Thomas M. Steinberg, all of whom succeeded to the obligations of Gunther Partners, LLC under the Voting Agreement referred to in Note (1) below. The calculation of the number of shares issuable upon exercise of the warrants is based upon 4,291,769 shares of Common Stock, other warrants to purchase 106,666 shares of Common Stock, and options to purchase 322,500 shares of Common Stock outstanding as of June 8, 2001.

Beneficial ownership of the shares set forth in the above table is determined as follows:
(1)	Pursuant to the Voting Agreement dated as of October 2, 1998 among the Company, Park Investment Partners, Inc., Gerald H. Newman, Gunther Partners, LLC, the Geneen Estate, Four Partners and Robert Spiegel filed as Exhibit 7 to Amendment No. 6 to the statement on Schedule 13D, the parties thereto agreed to vote all shares of Common Stock of the Company owned by them for the election to the Board of Directors of the Company of a number of individuals nominated by Gunther Partners, LLC sufficient to constitute a majority of the Board of Directors, one individual nominated by the Geneen Estate and one individual nominated by Park Investment Partners, Inc. By virtue of his status as manager of Gunther Partners, LLC, Thomas J. Tisch may be deemed to be the beneficial owner of the shares held by Gunther Partners, LLC and to have shared power to vote or direct the vote and sole power to dispose or direct the disposition of such shares. By virtue of the Voting Agreement, Robert Spiegel and Thomas M. Steinberg may be deemed to have shared power to vote or direct the vote of such shares.

(2)	By virtue of his status as manager of Four-Fourteen Partners, LLC, Thomas J. Tisch may be deemed to be the beneficial owner of the shares owned by Four-Fourteen Partners, LLC and to have shared power to vote or direct the vote and sole power to dispose or direct the disposition of such shares. By virtue of the Voting Agreement referred to in Note (1) above, Robert Spiegel and Thomas M. Steinberg may be deemed to have shared power to vote or direct the vote of such shares.

(3)	Includes shares owned by Mr. Spiegel's wife, Mr. Spiegel's IRA and Mr. Spiegel's wife's IRA. Excludes shares owned by Mr. Spiegel's son's IRA. By virtue of the Voting Agreement referred to in Note (1) above, Mr. Spiegel may be deemed to have shared power to vote or direct the vote and sole power to dispose or direct the disposition of such shares, and Thomas J. Tisch and Thomas M. Steinberg may be deemed to have shared power to vote or direct the vote of such shares.

(4)	By virtue of his status as trustee of the Richard Spiegel 1987 Trust, Robert Spiegel may be deemed the beneficial owner of the shares owned by the Richard Spiegel 1987 Trust and, by virtue of the Voting Agreement referred to in Note (1) above, to have shared power to vote or direct the vote and sole power to dispose or direct the disposition of such shares, and Thomas J. Tisch and Thomas M. Steinberg may be deemed to have shared power to vote or direct the vote of such shares.

Page 7 of 10 Pages

(5)	Thomas M. Steinberg has sole power to dispose or direct the disposition of these shares and, by virtue of the Voting Agreement referred to in Note (1) above, Thomas J. Tisch, Robert Spiegel and Thomas M. Steinberg may be deemed to have shared power to vote or direct the vote of such shares.

(6)	By virtue of the Voting Agreement referred to in Note (1) above, Thomas J. Tisch, Robert Spiegel and Thomas M. Steinberg may be deemed to have shared power to vote or direct the vote of these shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On June 25, 2001, the Company, June H. Geneen, Phil E. Gilbert, Jr. and The United States Trust Company of New York, as co-executors of the Geneen Estate, Gunther Partners, LLC, Park Investment Partners, Inc. and Gerald H. Newman entered into the Recapitalization Agreement pursuant to which, on or prior to July 25, 2001, the Geneen Estate agreed to sell 919,568.5 shares of Common Stock to Gunther Partners, LLC, and Gunther Partners, LLC agreed to resell such shares to the Company, at cost, following the consummation of a rights offering by the Company. Upon the sale of such shares to the Company, the Voting Agreement will be terminated.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 1.	Agreement regarding the joint filing of this statement.
Exhibit 2.	Recapitalization Agreement dated as of June 25, 2001 by and among the Company, June H. Geneen, the Geneen Estate, Gunther Partners, LLC, Park Investment Partners, Inc. and Gerald H. Newman (incorporated herein by reference to Exhibit 7 to Amendment No. 1 to the Schedule 13D/A of Park Investment Partners, Inc. and Gerald H. Newman dated July 2, 2001).

Page 8 of 10 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2001

/s/ Thomas J.Tisch

Thomas J. Tisch
/s/ Robert Spiegel

Robert Spiegel
/s/ Thomas M. Steinberg

Thomas M. Steinberg

Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit 1.	Agreement regarding the joint filing of this statement.

Page 10 of 10 Pages